Exhibit 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three and six months ended June 30, 2021

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for CONDENSED consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of management and have been approved by the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2020. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Stuart Brown”	“Perry Ing”
Stuart Brown	Perry Ing
President and Chief Executive Officer	VP Finance and Chief Financial Officer

Toronto, Canada

August 4, 2021

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

Expressed in thousands of Canadian dollars

(Unaudited)

		June 30,	December 31,
	Notes	2021	2020
ASSETS
Current assets
Cash		$34,538	$35,152
Amounts receivable	4	798	797
Prepaid expenses and other		1,263	2,009
Derivative assets	13	2	23
Inventories	5	128,761	90,506
		165,362	128,487

Restricted cash	16	15,075	15,019
Reclamation deposit		250	250
Derivative assets	13	145	162
Property, plant and equipment	6	451,896	451,411

Total assets		$632,728	$595,329

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	16	$36,976	$41,010
Dunebridge revolving credit facility	9 & 16	30,995	31,813
Dunebridge term facility	9 & 16	23,681	–
Decommissioning and restoration liability	7	–	2,489
Lease liabilities		222	418
		91,874	75,730

Secured notes payable	8	366,582	374,706
Lease liabilities		650	750
Decommissioning and restoration liability	7	69,708	70,443

Shareholders' equity:
Share capital	11	631,498	631,498
Share-based payments reserve	11	7,250	6,820
Deficit		(536,168)	(565,952)
Accumulated other comprehensive income		1,334	1,334

Total shareholders' equity		103,914	73,700

Total liabilities and shareholders' equity		$632,728	$595,329

Going concern	1
Commitments and contingencies	15 & 16
Subequent event	9

On behalf of the Board:

“Ken Robertson”	“Jonathan Comerford”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of Canadian dollars

(Unaudited)

		Three months ended	Three months ended	Six months ended	Six months ended
	Notes	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Sales	16	$75,147	$34,020	$129,371	$99,450
Cost of sales:
Production costs	5	30,984	54,019	58,135	84,633
Cost of acquired diamonds		2,860	–	7,734	6,486
Depreciation and depletion		8,504	15,761	16,967	30,464

Earnings (loss) from mine operations		32,799	(35,760)	46,535	(22,133)
Exploration and evaluation expenses		1,367	548	1,962	3,036
Selling, general and administrative expenses	12	2,676	2,650	5,285	6,287

Operating income (loss)		28,756	(38,958)	39,288	(31,456)
Net finance expenses	10	(10,690)	(9,983)	(19,746)	(20,270)
Derivative (losses) gains	13	(811)	7,330	(22)	1,402
Foreign exchange gains (losses)		5,217	13,405	10,264	(17,407)
Income (loss) before taxes		22,472	(28,206)	29,784	(67,731)
Deferred income taxes		–	1,444	–	–
Total income taxes		–	1,444	–	–
Net income (loss) for the period		$22,472	$(26,762)	$29,784	$(67,731)
Total comprehensive income (loss) for the period		$22,472	$(26,762)	$29,784	$(67,731)

Basic and diluted earnings (loss) per share	11(iv)	$0.11	$(0.13)	$0.14	$(0.32)

Basic weighted average number of shares outstanding		210,490,807	210,393,847	210,490,807	210,393,160
Diluted weighted average number of shares outstanding		212,354,140	210,393,847	212,354,140	210,393,160

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

Expressed in thousands of Canadian dollars, except for the number of shares

(Unaudited)

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Accumulated other comprehensive income	Total
Balance, January 1, 2020		210,392,473	$631,224	$6,111	$(302,523)	$1,334	$336,146
Net loss for the period		–	–	–	(67,731)	–	(67,731)
Share-based payment	11(iii)	–	–	567	–	–	567
Issuance of common shares - restricted share units		25,000	97	(97)	–	–	–
Balance, June 30, 2020		210,417,473	$631,321	$6,581	$(370,254)	$1,334	$268,982

Balance, January 1, 2021		210,490,807	$631,498	$6,820	$(565,952)	$1,334	$73,700
Net income for the period		–	–	–	29,784	–	29,784
Share-based payment	11(iii)	–	–	430	–	–	430
Balance, June 30, 2021		210,490,807	$631,498	$7,250	$(536,168)	$1,334	$103,914

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of Canadian dollars

(Unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$22,472	$(26,762)	$29,784	$(67,731)

Adjustments:
Net finance expenses	10,674	9,964	19,713	20,223
Depreciation and depletion	8,558	15,815	17,076	30,573
Inventory impairment	–	16,956	–	16,956
Share-based payment expense	251	276	430	567
Derivative losses (gains)	811	(7,330)	22	(1,402)
Foreign exchange (gains) losses	(5,217)	(13,405)	(10,264)	17,407
Deferred income taxes	–	(1,444)	–	–
	37,549	(5,930)	56,761	16,593
Changes in non-cash operating working capital:
Amounts receivable	1,373	2,171	–	623
Prepaid expenses and other	150	144	746	609
Inventories	(4,633)	10,167	(40,706)	(21,311)
Accounts payable and accrued liabilities	(11,974)	(28,492)	(4,140)	(17,278)
	22,465	(21,940)	12,661	(20,764)
Investing activities:
Restricted cash	(29)	–	(56)	–
Interest income	72	33	109	125
Purchase of property, plant and equipment	(7,846)	(10,485)	(18,471)	(15,743)
	(7,803)	(10,452)	(18,418)	(15,618)
Financing activities:
Payment of lease liabilities	(119)	(187)	(266)	(393)
Provided by revolving credit facility	–	35,093	–	35,093
Provided by Dunebridge term facility	37,505	–	37,505	–
Repayment of Dunebridge term facility	(13,638)	–	(13,638)	–
Financing costs	(18,277)	(17,444)	(18,836)	(17,587)
	5,471	17,462	4,765	17,113

Effect of foreign exchange rate changes on cash	91	(238)	378	1,295
Increase (decrease) in cash	20,224	(15,168)	(614)	(17,974)
Cash, beginning of period	14,314	31,945	35,152	34,751
Cash, end of period	$34,538	$16,777	$34,538	$16,777

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

1.	Nature of Operations and going concern

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporations Act effective May 8, 2006. The Company holds a 49% interest in the operating Gahcho Kué Project (“Gahcho Kué Diamond Mine” or “GK Mine” or “GK Project”) in Canada’s Northwest Territories. The Company also owns 100% of the mineral rights of the Kennady North Project (“KNP”).

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 1410, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol ‘MPVD’. During the year ended December 31, 2020, the Company voluntarily delisted its common shares from the NASDAQ.

These condensed consolidated interim financial statements have been prepared using the going concern basis of preparation which assumes that the Company will realize its assets and settle its liabilities in the normal course of business.

Amid the continuing COVID-19 pandemic, the Company has experienced liquidity challenges primarily resulting from the deferral of the normal diamond sales carried out in Antwerp, Belgium during 2020. While the Company had experienced strong diamond sales in late 2020, and continued price increases in 2021, the risk of decreased sales volumes and fluctuation of diamond prices, particularly through the remainder of 2021, could significantly result in reduced 2021 revenue and correspondingly net income and operating cash flows. Also, a temporary suspension of mine operations to limit the spread of COVID-19 at the site during the first quarter of 2021, has added additional challenges to the Company’s short-term liquidity. On September 30, 2020, the Company entered into a senior secured revolving credit facility with Dunebridge Worldwide Ltd. (“Dunebridge”) (Note 9 and 16) for US$25 million to reassign its previously drawn revolving credit facility (“RCF”), which is due September 30, 2021. Also, during the three months ended June 30, 2021, the Company has amended and restated its credit agreement with Dunebridge, as lender, adding a US$33 million term loan facility (the "Term Facility") (Note 9 and 16) to its existing US$25 million senior secured revolving credit facility (“Dunebridge RCF”). COVID-19 pandemic issues along with the need to repay or extend the Dunebridge RCF and Term Facility by September 30, 2021 and December 31, 2021, respectively, funding of ongoing operational costs and semi-annual interest payments on the secured notes may result in a future event of default under the terms of these debt instruments.

Management will seek alternative sources of financing; however, such alternative sources of financing may not be available or at terms acceptable to the Company. Given the challenges related to COVID-19 mentioned above, alternative sources of financing may be required in the near term, in order to fund ongoing operations and debt repayment. The above conditions related to the diamond industry, the Company’s operations and the Company’s current financing constraints each represent a material uncertainty that results in substantial doubt as to the Company’s ability to continue as a going concern. These financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to De Beers enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Authorization of Financial Statements

These consolidated financial statements were approved by the Board of Directors on August 4, 2021.

2.	BASIS OF PRESENTATION

These consolidated financial statements of the Company were prepared in accordance with IAS 34 Interim Financial Reporting using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These financial statements do not include all the information required for full annual financial statements and therefore should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2020. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes to the Company’s financial position and performance since the last annual consolidated financial statements.

The Company has applied the same accounting policies and methods as those described, in the annual consolidated financial statements for the year ended December 31, 2020.

These financial statements were prepared under the historical cost convention, as modified by the revaluation of derivative assets and liabilities and are presented in thousands of Canadian dollars.

The consolidated financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)
•	Kennady Diamonds Inc. (100% owned)

The Company’s 49% interest in the GK Mine is held through 2435386 Ontario Inc. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

The Company’s interest in the GK Mine through its joint arrangement is a joint operation under IFRS 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s 49% interest in the GK Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada Inc. (“De Beers” or the “Operator”, and together with the Company, the “Participants”) for strategic, financial and operating policies of the GK Mine. The GK Mine management committee has two representatives of each of the Company and De Beers. The Participants have appointed De Beers as the operator of the GK Mine.

3.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ materially from these estimates. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies were the same as those that applied to the audited financial statements as at and for the year ended December 31, 2020.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

4.	AMOUNTS RECEIVABLE

	June 30,	December 31,
	2021	2020
GST/HST receivable	$647	$604
Other receivable	151	193
Total	$798	$797

5.       INVENTORIES

	June 30,	December 31,
	2021	2020
Ore stockpile	$11,769	$9,203
Rough diamonds	55,445	48,036
Supplies inventory	61,547	33,267
Total	$128,761	$90,506

Depreciation and depletion included in inventories at June 30, 2021 is $12,526 (December 31, 2020 - $13,663).

The amount of inventory expensed approximates cost of sales with respect to production costs incurred, and the cost of acquired diamonds. Included in the production costs is a net realizable value adjustment for $Nil that was recognized against the rough diamond and ore stockpile inventory for the three and six months ended June 30, 2021. The write-down is included in the cost of sales included in the statement of comprehensive income (loss) (Three and six months ended June 30, 2020 - $17 million).

Included in inventories and production costs, for the three and six months ended June 30, 2021 are the Company’s 49% share of payroll and employee benefits for staff of the GK Mine of $9,607 and $20,498 (three and six months ended June 30, 2020 - $9,842 and $19,871, respectively).

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

6.       PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment as at June 30, 2021 and December 31, 2020 are as follows:

	Property,	Assets	Property,	Exploration and	Assets under
	plant and equipment GK	under construction GK	plant and equipment KNP	evaluation assets KNP	construction KNP	Total
Cost
At January 1, 2020	$856,334	$730	$90	$168,866	$1,564	$1,027,584
Decommissioning and restoration adjustment	9,777	–	–	278	–	10,055
Additions/transfers*	36,334	5,776	–	–	–	42,110
At December 31, 2020	902,445	6,506	90	169,144	1,564	1,079,749
Decommissioning and restoration adjustment	(2,823)	–	–	–	–	(2,823)
Additions/transfers*	16,000	3,800		–	–	19,800
Disposals	–	–	(90)	–	–	(90)
At June 30, 2021	$915,622	$10,306	$–	$169,144	$1,564	$1,096,636

Accumulated depreciation
At January 1, 2020	$(355,293)	$–	$(23)	$–	$–	$(355,316)
Depreciation and depletion**	(55,643)	–	(13)	–	–	(55,656)
Impairment loss	(217,366)	–	–	–	–	(217,366)
At December 31, 2020	(628,302)	–	(36)	–	–	(628,338)
Depreciation and depletion**	(16,438)	–	(6)	–	–	(16,444)
Accumulated depreciation reversal on disposal	–	–	42	–	–	42
At June 30, 2021	$(644,740)	$–	$–	$–	$–	$(644,740)

Carrying amounts
At December 31, 2020	$274,143	$6,506	$54	$169,144	$1,564	$451,411
At June 30, 2021	$270,882	$10,306	$–	$169,144	$1,564	$451,896

*Included in additions of property, plant and equipment for GK is $11,415 (December 31, 2020 - $28,939) related to deferred stripping of which $502 relates to the depreciation of earthmoving equipment (December 31, 2020 - $1,781).

**Included in depreciation and depletion is $230 of depreciation on the right-of-use assets capitalized under IFRS 16 (December 31, 2020 - $797).

7.	decommissioning and restoration liability

The decommissioning and restoration liability is the addition of the liabilities for both the GK Mine and the Kennady North Project, which are broken down separately below.

The GK Mine decommissioning and restoration liability was calculated using the following assumptions as at June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020
Expected undiscounted cash flows	$63,551	$61,558
Discount rate	1.39%	0.67%
Inflation rate	2.00%	2.00%
Periods	2030	2030

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The Kennady North Project decommissioning and restoration liability was calculated using the following assumptions as at June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020
Expected undiscounted cash flows	$2,268	$2,268
Discount rate	0.25%	0.25%
Inflation rate	2.00%	2.00%
Periods	2024	2024

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

During the six months ended June 30, 2021, and the year ended December 31, 2020, the decommissioning and restoration liability was changed by $(3,463) and $13,364, respectively, for an increase in additional disturbance due to ongoing mining activity and changes in discount rates.

The continuity of the decommissioning and restoration liability at June 30, 2021 and December 31, 2020 is as follows:

	GK Mine	KNP	Total
Balance, at January 1, 2020	$56,429	$2,087	$58,516
Change in estimate of discounted cash flows	13,086	278	13,364
Accretion recorded during the period	976	76	1,052
Balance, at December 31, 2020	$70,491	$2,441	$72,932
Less: current portion of decommissioning and restoration liability	2,489	–	2,489
Non-current decommissioning and restoration liability, at December 31, 2020	$68,002	$2,441	$70,443
Change in estimate of discounted cash flows	(3,463)	–	(3,463)
Accretion recorded during the period	236	3	239
Balance, at June 30, 2021	$67,264	$2,444	$69,708
Less: current portion of decommissioning and restoration liability	–	–	–
Non-current decommissioning and restoration liability, at June 30, 2021	$67,264	$2,444	$69,708

8.	secured notes payable

On December 11, 2017, the Company completed an offering of US$330 million of senior secured notes (“Notes”), secured by a second-ranking lien on all present and future assets, property and undertakings of the Company. The secured notes pay interest in semi-annual instalments on June 15 and December 15 of each year, at a rate of 8.00% per annum, and mature on December 15, 2022. The indenture governing the secured notes contains certain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make certain dividend payments and other restricted payments, and create certain liens, in each case subject to certain exceptions. The restrictive covenant on the Company’s ability to pay potential future dividends relates to a fixed charge coverage ratio of no less than 2:1. The fixed charge coverage ratio is calculated as EBITDA over interest expense. Subject to certain limitations and exceptions, the amount of the restricted payments, which include dividends and share buybacks, is limited to a maximum dollar threshold, which is calculated at an opening basket of US$10 million plus 50% of the historical consolidated net income, subject to certain adjustments, reported from the quarter of issuance and up to the most recently available financial statements at the time of such restricted payment, plus an amount not to exceed the greater of US$15 million and 2% of total assets as defined in the indenture.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at June 30, 2021, the Company has an obligation for US$299.9 million or $371.9 million Canadian dollar equivalent from the secured notes payable (December 31, 2020 - US$299.9 million or $381.7 million).

	June 30,	December 31,
	2021	2020
Total outstanding secured notes payable	$371,866	$381,674
Less: unamortized deferred transaction costs and issuance discount	5,284	6,968
Total secured notes payable	$366,582	$374,706

The secured notes payable is carried at amortized cost on the consolidated balance sheet.

Revolving Credit Facility

Concurrent with the closing of the Notes offering, the Company entered into a US$50 million first ranking lien revolving credit facility with the Bank of Nova Scotia (“Scotiabank”) and Nedbank Ltd. in order to maintain a liquidity cushion for general corporate purposes. The RCF was subject to a quarterly commitment fee between 0.9625% and 1.2375%, depending on the leverage ratio at the time. Upon drawing on the RCF, an interest rate of LIBOR plus 2.5% to 4.5% per annum would be charged for the number of days the funds are outstanding, based on the leverage ratio at the time. During the second quarter of 2020, the Company drew US$25 million from the RCF in order to maintain the liquidity of the business during the challenges faced by COVID-19. The RCF was subject to several financial covenants, in order to remain available which were breached as of June 30, 2020 and for which a waiver was obtained as at July 3, 2020. In exchange for the waiver, the Company agreed to a reduction in the size of the revolving credit facility to US$25 million from US$50 million. The Company also agreed to repay or provide alternate financing for the US$25 million by September 30, 2020, rather than the original maturity date of December 15, 2020.

On September 30, 2020, the RCF was assigned to Dunebridge. The amount drawn at the time of US$22.7 million was paid by Dunebridge to Scotiabank and Nedbank Ltd. and the remaining available amount of US$2.3 million under the new Dunebridge RCF (described in Note 9 below) was advanced to the Company.

9.	dunebridge revolving credit facility and dunebridge term facility

On September 30, 2020, the Company entered into the Dunebridge RCF (Note 16) for US$25 million, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021, therefore has been classified as short-term on the balance sheet. Interest is payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020. The Dunebridge RCF is not subject to any financial covenants to remain available. A default would occur if the Company is unable to make the monthly interest payments, or the principal repayment.

The Dunebridge RCF includes various restrictive covenants which requires that no additional indebtedness be entered into, and no new agreements related to the sale of Diamonds, beyond what currently exists, without prior written approval from Dunebridge.

Under the Dunebridge RCF, permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million for other quarters, where the aggregate amount of the all-advances outstanding does not exceed US$10 million.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The Dunebridge RCF payable is carried at amortized cost on the consolidated balance sheet.

Dunebridge Term Facility

On May 12, 2021, the Company, with Dunebridge as lender, added a US$33 million term loan facility to its existing US$25 million RCF, with first ranking lien terms. The Term Facility bears interest at a fixed rate of 10% per annum, net of withholding taxes, payable monthly. In addition to the interest, a flat 5% fee is payable on each advance made thereunder. The Term Facility will reduce in size to a maximum of US$22 million on July 15, 2021 and mature on December 31, 2021. On May 17, 2021, a US$23 million advance was drawn by the Company, followed by a US$8 million draw in June 2021. The terms of the Revolving Facility were unchanged as a result of the amendment. The Term Facility is subject to certain cash sweep requirements, when the following month’s weekly ending projected cash is above US$2 million. This cash sweep is calculated 5 business days after each sale takes place in Antwerp, Belgium. Any cash sweep repayments are not subject to further drawdown fees, if the amount needs to be re-drawn, therefore the cash sweep portion is revolving.

On June 30, 2021, the Company repaid US$9 million ahead of the reduction of size requirement to US$22 million on July 15, 2021. The Company also repaid a cash sweep amount of US$2 million. The total outstanding amount for the Term Facility as at June 30, 2021 was therefore US$20 million.

Subsequent to the period ended June 30, 2021, the Company repaid a further amount of US$8.5 million pursuant to the cash sweep.

As at June 30, 2021, the Company has an obligation for US$20 million or $24.8 million Canadian dollar equivalent from the Dunebridge Term Facility (December 31, 2020 - $nil).

June 30,
2021
Total Dunebridge term facility	$24,796
Less: unamortized deferred transaction costs and issuance discount	1,115
Total Dunebridge term facility	$23,681

The Dunebridge term facility payable is carried at amortized cost on the consolidated balance sheet.

Page  |  14

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

10.	net finance expenses

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Interest income	$72	$33	$109	$125
Accretion expense on decommissioning and restoration liability	(119)	(354)	(239)	(709)
Interest expense	(8,724)	(8,473)	(16,790)	(17,346)
Amortization of deferred financing costs	(1,867)	(846)	(2,710)	(1,710)
Other finance costs*	(52)	(343)	(116)	(630)
	$(10,690)	$(9,983)	$(19,746)	$(20,270)

*Included in other finance costs for the three and six months ended June 30, 2021 is $16 and $33 (three and six months ended June 30, 2020 - $19 and $47, respectively) related to interest on lease liabilities.

11.	SHAREHOLDERS’ EQUITY

i.	Authorized share capital

Unlimited common shares, without par value.

ii.	Share capital

The number of common shares issued and fully paid as at June 30, 2021 is 210,490,807.

iii.	Stock options, RSUs, DSUs and share-based payments reserve

The Company has a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option, restricted share units (“RSU”) and deferred share units (“DSU”) awards within the limits identified in the Plan, which includes provisions limiting the issuance of options to directors and employees of the Company to maximums identified in the Plan.

As at June 30, 2021, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 21,049,081 shares. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	Six months ended June 30, 2021		Year ended December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of the period	2,455,002	$2.89	3,518,335	$3.26
Granted during the period	1,085,000	0.65	–	–
Expired during the period	(100,000)	6.35	(980,000)	4.29
Forfeited during the period	–	–	(83,333)	2.17
Balance at end of the period	3,440,002	$2.09	2,455,002	$2.89
Options exercisable at the end of the period	1,678,336	$3.33	1,711,669	$3.51

Page  |  15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The fair value of the stock options granted have been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below for options granted during the June 30, 2021 period. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. The 1,085,000 stock options issued on February 3, 2021 vest 1/3 on February 3, 2022, 1/3 on February 3, 2023 and 1/3 on February 3, 2024.

June 30,
2021
Exercise price	$0.65
Expected volatility	59.38%
Expected option life	5 years
Contractual option life	5 years
Expected forfeiture	none
Expected option cancellation	none
Expected dividend yield	0%
Risk-free interest rate	0.46%

The following tables reflect the number of stock options outstanding, the weighted average of stock options outstanding, and the exercise price of stock options outstanding at June 30, 2021. The Black-Scholes values are measured at the grant date.

At June 30, 2021
	Black-Scholes	Number of	Number of	Exercise
Expiry Date	Value	Options	Exercisable Options	Price
November 3, 2021	214	100,000	100,000	6.96
February 5, 2022	171	100,000	100,000	5.86
December 21, 2022	931	875,002	875,002	3.48
June 30, 2023	203	200,000	200,000	3.30
June 30, 2023	41	40,000	40,000	3.30
December 27, 2024	416	1,040,000	363,334	1.30
February 2, 2026	344	1,085,000	–	0.65
	$2,320	3,440,002	1,678,336	$2.09

The weighted average remaining contractual life of the options outstanding at June 30, 2021 is 3.06 years (December 31, 2020 - 2.72 years).

The restricted and deferred share unit plans are full value phantom shares that mirror the value of the Company’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to directors and employees of the Company subject to the Board of Directors’ approval. Under the RSU and DSU plan, RSUs vest according to the terms set out in the award agreement which are determined on the initial grant date on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors. These awards are accounted for as equity settled RSUs.

Page  |  16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The fair value of each RSU issued is determined at the closing share price on the grant date.

The following table shows the RSU awards which have been granted and settled during the period:

	June 30, 2021		December 31, 2020
RSU	Number of units	Weighted average value grant date fair value	Number of units	Weighted average value grant date fair value
Balance at beginning of period	863,333	$1.13	1,065,000	$1.31
Awards and payouts during the period (net):
RSUs awarded	1,000,000	0.64	–	–
RSUs settled and common shares issued	–	–	(98,334)	2.79
RSUs forfeited	–	–	(103,333)	1.36
Balance at end of the period*	1,863,333	$0.87	863,333	$1.13

*As at June 30, 2021, 287,778 RSUs (December 31, 2020, 287,778 RSUs) have vested and have not yet been settled.

No DSU awards have been granted to date, therefore as at June 30, 2021 there are no DSUs outstanding.

The share-based payments recognized as an expense for the three and six months ended June 30, 2021 and 2020 are as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Expense recognized in the period
for share-based payments	$251	$276	$430	$567

The share-based payment expense for the three and six months ended June 30, 2021 and 2020 is included in selling, general and administrative expenses.

iv.	Earnings (loss) per share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Numerator
Net income (loss) for the period	$22,472	$(26,762)	$29,784	$(67,731)

Denominator
For basic - weighted average number of shares outstanding	210,490,807	210,393,847	210,490,807	210,393,160
Effect of dilutive securities	1,863,333	–	1,863,333	–
For diluted - adjusted weighted average number of shares outstanding	212,354,140	210,393,847	212,354,140	210,393,160

Earnings (loss) Per Share
Basic	$0.11	$(0.13)	$0.14	$(0.32)
Diluted	$0.11	$(0.13)	$0.14	$(0.32)

Page  |  17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

For the three and six months ended June 30, 2021, 3,440,002 stock options were not included in the calculation of diluted loss per share since to include them would be anti-dilutive (three and six months ended June 30, 2020 - 2,933,335 stock options and 1,000,000 RSUs).

12.	Selling, general and administrative expenses

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Selling and marketing	$859	$591	$2,056	$2,119
General and administrative:
Consulting fees and payroll	436	414	876	930
Share-based payment expense	251	276	430	567
Depreciation	54	54	109	109
Office and administration	257	227	471	384
Professional fees	585	966	857	1,544
Promotion and investor relations	57	19	57	173
Director fees	117	18	234	118
Transfer agent and regulatory fees	59	81	192	238
Travel	1	4	3	105
	$2,676	$2,650	$5,285	$6,287

13.	Derivative assets and liabilities

The Notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives and are outlined below. The Company may redeem the secured notes:

•	in whole or in part at any time during the twelve-month period beginning on December 15, 2019 at a redemption price equal to 104% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption;
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2020 at a redemption price equal to 102% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption; and
•	in whole or in part at any time during the twelve-month period beginning on December 15, 2021 at a redemption price equal to 100% of the principal amount of the secured notes redeemed, plus accrued and unpaid interest to the date of redemption.

The following table presents the various derivatives as at June 30, 2021 and December 31, 2020:

	June 30,	December 31
	2021	2020
Prepayment option embedded derivatives	$147	$185
Current portion of embedded derivatives	(2)	(23)
Non-current derivative assets	$145	$162

Page  |  18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

The following table presents amounts recognized in the Consolidated Statement of Comprehensive Loss for the three and six months ended June 30, 2021 and 2020:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Gain on derivative contracts - currency contracts	$–	$7,333	$–	$1,614
Loss on prepayment option embedded derivative	(811)	(3)	(22)	(212)
Total	$(811)	$7,330	$(22)	$1,402

14.	Financial instruments

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Page  |  19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

	Carrying amount				Fair value
June 30, 2021	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$–	$147	$–	$147	$–	$147	$–	$147
	$–	$147	$–	$147
Financial assets not measured at fair value
Cash	$34,538	$–	$–	$34,538	34,538	–	–	34,538
Restricted cash	15,075	–	–	15,075	15,075	–	–	15,075
Amounts receivable	798	–	–	798	798	–	–	798
	$50,411	$–	$–	$50,411
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$–	$–	$36,976	$36,976	36,976	–	–	36,976
Dunebridge revolving credit facility	–	–	30,995	30,995	–	30,995	–	30,995
Dunebridge term facility	–	–	23,681	23,681	–	23,681	–	23,681
Secured notes payable	–	–	366,582	366,582	335,858	–	–	335,858
	$–	$–	$458,234	$458,234

	Carrying amount				Fair value
December 31, 2020	Assets at amortized cost	Fair value through profit and loss	Liabilities at amortized cost	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative assets	$–	$185	$–	$185	$–	$185	$–	$185
	$–	$185	$–	$185
Financial assets not measured at fair value
Cash	$35,152	$–	$–	$35,152	35,152	–	–	35,152
Restricted cash	15,019	–	–	15,019	15,019	–	–	15,019
Amounts receivable	797	–	–	797	797	–	–	797
	$50,968	$–	$–	$50,968
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities	$–	$–	$41,010	$41,010	41,010	–	–	41,010
Dunebridge revolving credit facility	–	–	31,813	31,813	–	31,813	–	31,813
Secured notes payable	–	–	374,706	374,706	329,632	–	–	329,632
	$–	$–	$447,529	$447,529

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible. The financial assets relate to the embedded derivative assets, which are prepayment options on the secured notes payable (Note 8). The financial liabilities relate to Dunebridge revolving credit facility and term facility.

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

The fair value of the secured notes payable is determined using market quoted prices.

Page  |  20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

15.	COMMITMENTS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Gahcho Kué Diamond Mine commitments	$1,788	$–	$–	$–	$1,788
Gahcho Kué Diamond Mine decommissioning fund	10,000	20,000	10,000	–	40,000
Dunebridge revolving credit facility - Principal	30,995	–	–	–	30,995
Dunebridge revolving credit facility - Interest	387	–	–	–	387
Dunebridge term facility - Principal	24,796	–	–	–	24,796
Dunebridge term facility - Interest	1,240	–	–	–	1,240
Notes payable - Principal	–	371,866	–	–	371,866
Notes payable - Interest	30,162	15,123	–	–	45,285
	$99,368	$406,989	$10,000	$–	$516,357

16.	RELATED PARTIES

The Company’s related parties include the Operator of the GK Mine, Dermot Desmond, Dunebridge and Vertigol Unlimited Company (“Vertigol”) (corporations ultimately beneficially owned by Dermot Desmond), key management and their close family members, and the Company’s directors. Dermot Desmond, indirectly through Vertigol, is the ultimate beneficial owner of greater than 10% of the Company’s shares. International Investment Underwriting (“IIU”) is also a related party since it is ultimately beneficially owned by Dermot Desmond.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Dunebridge, Vertigol, IIU and the Operator of the GK Mine. The transactions with key management personnel are in the nature of remuneration. The transactions with the Operator of the GK Mine relate to the funding of the Company’s interest in the GK Mine for the current year’s expenditures, capital additions, management fee, and production sales related to the 49% share of fancies and special diamonds. The transactions with IIU are for the director fees of the Chairman of the Company.

In the second quarter of 2020, the Company entered into an agreement to sell up to US$50 million of diamonds to Dunebridge. The agreement permits the Company to sell its run of mine diamonds (below 10.8 carats) at the estimated prevailing market price at the time of each sale. The transaction also allows the Company to participate, after fees and expenses in a portion of any increase in the value of diamonds realized by Dunebridge upon its future sale of diamonds to a third party. Dunebridge is entitled to receive 10% annualized returns in respect to these future sales of Dunebridge diamonds, calculated with reference to each specific Dunebridge sales parcel. These fees are fixed at 10% of the amount of the future sales for the first year. In the second and third year following the date of Dunebridge diamond purchase from the Company, an additional 10% of the amount of the future sale is compounded and pro-rated based on the amount of time in each of the second and third years have passed. After three years, the agreement is effectively terminated, and any upside realized by Dunebridge will not be shared with the Company. The expenses relate to any future sale costs. Once all fees and expenses have been deducted any surplus will be shared equally between Dunebridge and the Company. The purchase price was determined using the Company’s price book, adjusted for the estimated current underlying market conditions.

Page  |  21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at June 30, 2021, approximately US$49.4 million of run of mine diamonds have been sold to Dunebridge under the agreement. On September 29, 2020, the shareholders approved to have this agreement amended to increase the total sales value from US$50 million of diamonds, to US$100 million. Effective November 6, 2020, the new agreement with the incremental increase to US$100 million was executed. As at June 30, 2021, all of the original diamonds included in the US$49.4 million sold to Dunebridge have been re-sold to third parties. Included in the diamond sales of $75,147 for the three months ended June 30, 2021, is $10,399 of upside profit which has been realized and reviewed related to this Dunebridge agreement. All diamonds related to this contract have now been sold by Dunebridge.

On September 30, 2020, the Company entered into the Dunebridge RCF for US$25 million to reassign the previous RCF, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and is repayable on September 30, 2021 (Note 9). The agreement included an upfront 1% financing fee, which was paid on September 30, 2020.

On May 12, 2021, the Company, with Dunebridge as lender, added a US$33 million term loan facility to its existing US$25 million RCF, with first ranking lien terms. The Term Facility bears interest at a fixed rate of 10% per annum, net of withholding taxes, payable monthly. In addition to the interest, a flat 5% fee is payable on each advance made thereunder. The Term Facility will reduce in size to a maximum of US$22 million on July 15, 2021 and mature on December 31, 2021. On May 17, 2021, a US$23 million advance was drawn by the Company, followed by a US$8 million draw in June 2021. The terms of the Revolving Facility were unchanged as a result of the amendment. The Term Facility is subject to certain cash sweep requirements, when the following month’s weekly ending projected cash is above US$2 million. This cash sweep is calculated 5 business days after each sale takes place in Antwerp, Belgium. Any cash sweep repayments are not subject to further drawdown fees, if the amount needs to be re-drawn, therefore the cash sweep portion is revolving.

On June 30, 2021, the Company repaid US$9 million ahead of the reduction of size requirement to US$22 million on July 15, 2021. The Company also repaid a cash sweep amount of US$2 million. The total outstanding amount for the Term Facility as at June 30, 2021 was therefore US$20 million.

Between 2014 and 2020, the Company and De Beers signed agreements allowing De Beers (“the Operator”) to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee annually for their share of the letters of credit issued. As at June 30, 2021, the Company’s share of the letters of credit issued were $44.1 million (December 31, 2020 - $44.1 million).

During the year ended December 31, 2020, the Company and De Beers signed an agreement to reduce the fee from 3% to 0.3%, annually, for their share of the letters of credit issued. Furthermore, a resolution was passed by the joint venture management committee to establish a decommissioning fund, where the Company will fund $15 million in 2020, and $10 million each year for four years thereafter until the Company’s 49% share totaling $55 million is fully funded. The target funding can change over time, dependent on future changes to the decommissioning and restoration liability and returns on decommissioning fund investments. During the year ended December 31, 2020, the Company funded $15 million into the decommissioning fund, which is presented as restricted cash on the balance sheet. As of June 30, 2021, no further funding had occurred as the next amount of $10 million is due in September 2021.

Page  |  22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

Failure to meet the obligations for cash calls to fund the Company’s share in the GK Mine may lead to De Beers enforcing its remedies under the JV Agreement, which could result in, amongst other things the dilution of Mountain Province’s interest in the GK Mine, and at certain dilution levels trigger cross-default clauses within the Senior Notes.

The balances as at June 30, 2021 and December 31, 2020 were as follows:

	June 30,	December 31,
	2021	2020
Payable De Beers Canada Inc. as the operator of the GK Mine*	$5,783	$2,789
Payable to De Beers Canada Inc. for interest on letters of credit	33	550
Payable to International Investment and Underwriting	60	–
Revolving credit facility with Dunebridge Worldwide Ltd.	30,995	31,813
Term facility with Dunebridge Worldwide Ltd.**	24,796	–
Payable to key management personnel	44	158

*included in accounts payable and accrued liabilities

**does not include $1,115 of unamortized deferred transaction costs and issuance discount

The transactions for the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
The total of the transactions:
International Investment and Underwriting	$30	$(23)	$60	$–
Remuneration to key management personnel	514	477	1,004	1,001
Upside revenue on diamonds sold to Dunebridge Worldwide Ltd.	10,399	–	10,399	–
Diamonds sold to Dunebridge Worldwide Ltd.	–	30,576	–	30,576
Diamonds sold to De Beers Canada Inc.	2,392	–	4,665	5,551
Diamonds purchased from De Beers Canada Inc.	3,579	–	4,828	2,737
Finance costs incurred from De Beers Canada Inc.	32	18	68	142
Finance costs incurred from Dunebridge Worldwide Ltd.	3,339	–	3,834	–
Management fee charged by the Operator of the GK Mine	1,191	1,092	2,382	2,184

The remuneration expense of directors and other members of key management personnel for the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Consulting fees, payroll, director fees, bonus and other short-term benefits	$407	$298	$829	$675
Share-based payments	137	156	235	326
	$544	$454	$1,064	$1,001

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. In addition to the directors of the Company, key management personnel include the CEO and CFO.

Page  |  23

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

17.	SEGMENTED REPORTING

The reportable operating segments are those operations for which operating results are reviewed by the Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of total consolidated revenue, earnings or losses or assets are reportable segments.

As a result of the asset acquisition of Kennady, which included all mineral rights of the KNP, the Company now owns multiple diamond projects in the North West Territories, Canada. The GK Mine is a diamond mine in operations, while the KNP resource continues to be developed through exploration and evaluation programs.

As at and for the three months ended June 30, 2021

	GK Mine	KNP	Total

Sales	$75,147	$–	$75,147
Cost of sales:
Production costs	30,984	–	30,984
Cost of acquired diamonds	2,860	–	2,860
Depreciation and depletion	8,504	–	8,504

Earnings from mine operations	32,799	–	32,799
Exploration and evaluation expenses	77	1,290	1,367
Selling, general and administrative expenses	2,645	31	2,676

Operating income (loss)	30,077	(1,321)	28,756
Net finance expenses	(10,688)	(2)	(10,690)
Derivative losses	(811)	–	(811)
Foreign exchange gains	5,217	–	5,217

Net income (loss) before taxes	$23,795	$(1,323)	$22,472

Total assets	$461,672	$171,056	$632,728
Total liabilities	$525,805	$3,009	$528,814

Page  |  24

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the six months ended June 30, 2021

	GK Mine	KNP	Total

Sales	$129,371	$–	$129,371
Cost of sales:
Production costs	58,135	–	58,135
Cost of acquired diamonds	7,734	–	7,734
Depreciation and depletion	16,967	–	16,967

Earnings from mine operations	46,535	–	46,535
Exploration and evaluation expenses	258	1,704	1,962
Selling, general and administrative expenses	5,248	37	5,285

Operating income (loss)	41,029	(1,741)	39,288
Net finance expenses	(19,743)	(3)	(19,746)
Derivative losses	(22)	–	(22)
Foreign exchange gains	10,264	–	10,264

Net income (loss) before taxes	$31,528	$(1,744)	$29,784

Total assets	$461,672	$171,056	$632,728
Total liabilities	$525,805	$3,009	$528,814

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the three months ended June 30, 2020

	GK Mine	KNP	Total

Sales	$34,020	$–	$34,020
Cost of sales:
Production costs	54,019	–	54,019
Depreciation and depletion	15,761	–	15,761

Loss from mine operations	(35,760)	–	(35,760)
Exploration and evaluation expenses	175	373	548
Selling, general and administrative expenses	2,637	13	2,650

Operating loss	(38,572)	(386)	(38,958)
Net finance expenses	(9,964)	(19)	(9,983)
Derivative gains	7,330	–	7,330
Foreign exchange gains	13,405	–	13,405

Net loss before taxes	$(27,801)	$(405)	$(28,206)

Total assets	$624,762	$171,027	$795,789
Total liabilities	$523,515	$3,292	$526,807

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2021

Amounts in thousands of Canadian Dollars, except share and per share amounts, unless otherwise noted

(Unaudited)

As at and for the six months ended June 30, 2020

	GK Mine	KNP	Total

Sales	$99,450	$–	$99,450
Cost of sales:
Production costs	84,633	–	84,633
Cost of acquired diamonds	6,486	–	6,486
Depreciation and depletion	30,464	–	30,464

Loss from mine operations	(22,133)	–	(22,133)
Exploration and evaluation expenses	912	2,124	3,036
Selling, general and administrative expenses	6,267	20	6,287

Operating loss	(29,312)	(2,144)	(31,456)
Net finance expenses	(20,232)	(38)	(20,270)
Derivative gains	1,402	–	1,402
Foreign exchange losses	(17,407)	–	(17,407)

Net loss before taxes	$(65,549)	$(2,182)	$(67,731)

Total assets	$624,762	$171,027	$795,789
Total liabilities	$523,515	$3,292	$526,807

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